UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
April 17, 2007



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On April 17, 2007, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's first quarter 2007 earnings. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	News Release issued April 17, 2007

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>April 19, 2007</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

NEWS RELEASE

For Immediate Release
April 17, 2007

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces Record Earnings

Charleston, West Virginia - City Holding Company, "the Company" (NASDAQ:CHCO), a $2.5 billion bank holding company headquartered in Charleston, today announced record net income for the first quarter of $13.2 million or $0.76 per diluted share compared to $12.9 million or $0.71 per diluted share in the first quarter of 2006, or a 7.0% increase. For the first quarter of 2007, the Company achieved a return on assets of 2.10%, a return on equity of 17.1%, a net interest margin of 4.41%, and an efficiency ratio of -- 44.9%. This compares with a return on assets of 2.06%, a return on equity of 17.4%, a net interest margin of 4.71%, and an efficiency ratio of 45.3% for the comparable period of 2006.

As previously announced during the first quarter of 2007, the Company recognized a gain of $1.5 million from the sale of its existing merchant processing agreements to NOVA Information Systems, Inc. (NOVA).

Charles Hageboeck, Chief Executive Officer and President, stated, "The Company increased its earnings per share in the first quarter of 2007 as compared to the first quarter of 2006 despite a decrease of over $0.9 million in interest income associated with previously securitized loans (whose balances decreased 49%) and a decrease of $0.6 million due to lower credit card fee income as a result of the sales of the retail and merchant credit card portfolios. As compared to the quarter ended March 31, 2006, profitability as measured by our return on assets was better and our efficiency ratio improved. Excluding charge-offs related to depository overdrafts, the Company experienced net recoveries during the first quarter of 2007. The decline in our charge-offs for the quarter reflects the solid underwriting standards that the Company utilizes in commercial and retail lending as balances of loans written prior to 2002 continue to decline. Non-performing assets as a percentage of loans rose from 25 basis points at December 31, 2006 to 44 basis points at March 31, 2007 due primarily to the bankruptcy of a single residential mortgage customer during the quarter.

Overall, the Company's asset quality remains very favorable in comparison to our peer group (bank holding companies with total assets between $1 and $5 billion) and past due loans remain at a very low level. Although 2007 looks to be a challenging year for many banks, we remain positive in our outlook for the year. During the first quarter, we announced plans to open a new branch in Princeton, West Virginia during the fourth quarter of 2007. As a result of the Company's continued accomplishments, on February 28, 2007, our Board of Directors approved an increase of 10% in our quarterly dividends to 31 cents per share. In addition, the Company remains well positioned with a tangible equity to tangible asset ratio of 9.8% at March 31, 2007. We look forward to maintaining our solid performance for the remainder of 2007 on behalf of our shareholders despite the many challenges from the current economic environment."

Balance Sheet Trends

As compared to December 31, 2006, loans have increased $14.3 million (0.9%) at March 31, 2007 with increases in commercial loans of $14.5 million (2.1%), home equity loans of $2.9 million (0.9%) and installment loans of $1.8 million (4.2%). These increases were partially offset by decreases in previously securitized loans of $2.9 million (see Previously Securitized Loans) and residential real estate loans of $2.1 million.

Total average depository balances increased $17.1 million, or 0.9%, from the quarter ended December 31, 2006 to the quarter ended March 31, 2007. This growth was primarily in savings and time deposits, which have increased $13.3 million and $6.9 million, respectively.

Net Interest Income

The Company's tax equivalent net interest income decreased $1.4 million, or 5.5%, from $26.1 million during the first quarter of 2006 to $24.7 million during the first quarter of 2007. This decrease is attributable to two factors. First, during the third quarter of 2006, the Company sold its retail credit card portfolio. Average credit card loans outstanding were $14.5 million in the first quarter of 2006. This resulted in a decrease in interest income of $0.5 million from the first quarter of 2006. Secondly, the Company experienced a decrease of $0.9 million in interest income from previously securitized loans in the first quarter of 2007 as compared to the first quarter of 2006 as the average balance of these loans decreased 48.7%. The decrease in average balances was partially mitigated by an increase in the yield on these loans from 39.1% for the first quarter of 2006 to 49.5% for the first quarter of 2007 (see Previously Securitized Loans). An increase of $3.3 million in interest income from all other loans (commercial, residential, home equity, and consumer) was essentially offset by an increase of $3.2 million in interest expense on deposits.

The Company's net interest margin was 4.41% in the first quarter of 2007 as compared to 4.71% in the first quarter of 2006. The decline in the net interest margin can be largely attributed to lower interest income from previously securitized loans and the loss of interest income due to the sale of the retail credit card portfolio. Excluding these assets, the Company's net interest margin decreased 15 basis points from 4.33% during the first quarter of 2006 to 4.18% for the first quarter of 2007. This compression is due to increased rates paid on interest-bearing liabilities, primarily time deposits.

Credit Quality

At March 31, 2007, the Allowance for Loan Losses ("ALLL") was $16.1 million or 0.95% of total loans outstanding and 236% of non-performing loans compared to $16.8 million or 1.04% of loans outstanding and 504% of non-performing loans at March 31, 2006, and $15.4 million or 0.92% of loans outstanding and 385% of non-performing loans at December 31, 2006. While the Company's ALLL as a percent of outstanding loans has decreased since March 31, 2006, this decrease can be directly attributed to the sale of the bank's retail credit card portfolio in the third quarter of 2006. In fact, after consideration of the impact of the sale of the retail credit card portfolio, the ALLL (less the portion of the allowance allocated to credit cards) was 0.94% of total loans outstanding (net of credit card loans outstanding) and 373% of non-performing loans (net of non-performing credit card loans) at March 31, 2006.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $0.9 million in the first quarter of 2007 compared to $1.0 million for the comparable period in 2006. The quality of the Company's loan portfolio has continued to improve. Total past due loans have declined 43% from $10.5 million at December 31, 2006 to $6.0 million at March 31, 2007. This improvement has been primarily associated with residential real estate loans (down $2.9 million or 46%) and commercial loans (down $0.9 million or 43%) from December 31, 2006. Changes in the amount of the provision and related allowance are based on the Company's detailed methodology and are directionally consistent with growth and changes in the composition and quality of the Company's loan portfolio.

The Company had net charge-offs of $0.2 million for the first quarter of 2007, with depository accounts representing $0.3 million (or approximately 129%) of this total. While charge-offs on depository accounts are appropriately taken against the ALLL, the revenue associated with depository accounts is reflected in service charges and has been steadily growing as the core base of checking accounts has grown. Net charge-offs on residential loans were $0.1 million for the first quarter, while commercial loans experienced net recoveries of $0.1 million during the quarter. The decrease in net charge-offs is attributable to declines in balances of loans originated prior to 2002 (including loans acquired as part of the Classic Bancshares acquisition). At March 31, 2007, balances of loans written subsequent to 2002 comprise approximately 74% of total loan balances.

The Company's ratio of non-performing assets to total loans and other real estate owned increased from 0.25% at December 31, 2006 to 0.44% at March 31, 2007 as a result of one residential real estate loan. Our ratio of non-performing assets to total loans compares quite favorably relative to our peer group (bank holding companies with total assets between $1 and $5 billion), which reported average non-performing assets as a percentage of loans and other real estate owned of 0.81% for the most recently reported quarter ended December 31, 2006. The composition of the Company's loan portfolio, which is weighted more heavily toward residential mortgage loans and less towards non-real estate secured commercial loans than peers, has allowed it to maintain a lower allowance in comparison to peers. In addition, the sale of the Company's credit card portfolio resulted in a reduction of the allowance of $1.4 million during 2006. As a result, the Company's ALLL as a percentage of loans outstanding is 0.95% at March 31,

2007. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

Non-interest Income

Net of the gain from the sale of the Company's merchant credit card portfolio, non-interest income increased $0.5 million to $12.9 million in the first quarter of 2007 as compared to $12.4 million in the first quarter of 2006. The largest source of non-interest income is service charges from depository accounts, which increased $0.2 million, or 2.0%, from $9.9 million during the first quarter of 2006 to $10.1 million during the first quarter of 2007. Insurance commission revenues increased $0.4 million, or 64.8% due to the hiring of additional staff by City Insurance to provide worker's compensation insurance to West Virginia businesses. Partially off-setting these increases was a decrease in other income of $0.3 million due to lower credit card fee income due to the sale of the retail credit card portfolio during the third quarter of 2006 and the sale of the merchant credit card portfolio during the first quarter of 2007.

Non-interest Expenses

Non-interest expenses increased $0.1 million from $17.5 million in the first quarter of 2006 to $17.6 million in the first quarter of 2007. Salaries and employee benefits increased $0.4 million, or 4.9%, from the first quarter of 2006 due in part to additional staffing for new retail locations and insurance personnel to support the introduction of worker's compensation insurance. This increase was partially offset by a $0.3 million charge in the first quarter of 2006 related to the redemption of $2.5 million of the Company's trust preferred securities.

The Company's efficiency ratio improved from 45.3% for the quarter ended March 31, 2006 to 44.9% for the quarter ended March 31, 2007, reflecting ongoing strength in managing expenses while increasing revenues. The average efficiency ratio for the Company's peer group for the most recently reported quarter was 59.2%.

Previously Securitized Loans

At March 31, 2007, the Company reported "Previously Securitized Loans" of $12.7 million compared to $25.9 million and $15.6 million at March 31, 2006 and December 31, 2006, respectively, representing a decrease of 50.8% and 18.3%, respectively. The yield on the previously securitized loans was 49.5% for the quarter ended March 31, 2007, compared to 46.6% for the quarter ended December 31, 2006, and 39.1% for the quarter ended March 31, 2006. The yield on the previously securitized loans has increased due to improved cash flows as net default rates have been less than previously estimated. The default rates have decreased as a result of the Company's assumption of the servicing of all of the pool balances during the second quarter of 2005. Subsequent to our assumption of the servicing of these loans, the Company has averaged net recoveries but does not believe that continued net recoveries can be sustained indefinitely.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 83.0% and the loan to asset ratio was 66.1% at March 31, 2007. The Company maintained investment securities totaling 22.9% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 43.6% of assets at March 31, 2007. Time deposits fund 36.0% of assets at March 31, 2007, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. With respect to regulatory capital, at March 31, 2007, the Company's Leverage Ratio is 10.68%, the Tier I Capital ratio is 15.31 %, and the Total Risk-Based Capital ratio is 16.25%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On February 28, 2007 the Board approved a 10% increase in the quarterly cash dividend to 31 cents per share payable April 30, 2007 to shareholders of record as of April 15, 2007. During the quarter ended March 31, 2007, the Company repurchased 274,300 common shares at a weighted average price of $39.71 as part of a one million share repurchase plan authorized by the Board of Directors in December 2006. The Company's tangible equity ratio was 9.8% at March 31, 2007 compared with a tangible equity ratio of 10.0% at December 31, 2006. Due to the Company's strong earnings, the Company was able to both repurchase these shares and increase its cash dividends while maintaining its tangible equity ratio.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 68 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (12) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

| | Three Months Ended March 31 | | Percent |
	2007	2006	Change
Earnings ($000s, except per share data):			
Net Interest Income (FTE)	$ 24,671	$ 26,105	(5.49)%
Net Income	13,231	12,866	2.84%
Earnings per Basic Share	0.76	0.71	7.04%
Earnings per Diluted Share	0.76	0.71	7.04%
Key Ratios (percent):			
Return on Average Assets	2.10%	2.06%	1.92%
Return on Average Equity	17.13%	17.37%	(1.42)%
Net Interest Margin	4.41%	4.71%	(6.36)%
Efficiency Ratio	44.93%	45.28%	(0.77)%
Average Shareholders' Equity to Average Assets	12.27%	11.87%	3.39%
Consolidated Risk Based Capital Ratios (a):			
Tier I	15.31%	14.83%	3.24%
Total	16.25%	15.80%	2.85%
Average Tangible Equity to Average Tangible Assets	9.79%	9.24%	5.87%
Common Stock Data:			
Cash Dividends Declared per Share	$ 0.31	$ 0.28	10.71%
Book Value per Share	17.62	16.17	8.99%
Tangible Book Value per Share	14.21	12.84	10.70%
Market Value per Share:			
High	41.54	37.64	10.36%
Low	38.04	35.26	7.88%
End of Period	40.45	36.79	9.95%
Price/Earnings Ratio (b)	13.31	12.95	2.71%

(a) March 31, 2007 risk-based capital ratios are estimated.

(b) March 31, 2007 price/earnings ratio computed based on annualized first quarter 2007 earnings.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

	Book Value per Share				Market Price Range per Share	
	March 31	June 30	September 30	December 31	Low	High
2003	$ 10.10 $	10.74 $	11.03 $	11.46 $	25.50 $	37.15
2004	12.09	11.89	12.70	13.03	27.30	37.58
2005	13.20	15.56	15.99	16.14	27.57	39.21
2006	16.17	16.17	16.99	17.46	34.53	41.87
2007	17.62				38.04	41.54

Earnings per Basic Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2003	$ 0.56 $	0.73 $	0.69 $	0.64 $	2.62
2004	0.66	0.80	0.66	0.67	2.79
2005	0.70	0.72	0.73	0.72	2.87
2006	0.71	0.78	0.78	0.74	3.00
2007	0.76				0.76

Earnings per Diluted Share

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year-to-Date
2003	$ 0.55 $	0.72 $	0.68 $	0.63 $	2.58
2004	0.65	0.79	0.65	0.66	2.75
2005	0.69	0.71	0.72	0.72	2.84
2006	0.71	0.77	0.77	0.74	2.99
2007	0.76				0.76

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended March 31, | |
	2007	2006
Interest Income		
Interest and fees on loans	$ 31,464	$ 29,564
Interest on investment securities:		
Taxable	6,933	7,260
Tax-exempt	427	467
Interest on deposits in depository institutions	117	150
Interest on federal funds sold	257	-
Total Interest Income	39,198	37,441
Interest Expense		
Interest on deposits	12,712	9,201
Interest on short-term borrowings	1,513	1,127
Interest on long-term debt	531	1,260
Total Interest Expense	14,756	11,588
Net Interest Income	24,442	25,853
Provision for loan losses	900	1,000
Net Interest Income After Provision for Loan Losses	23,542	24,853
Non-Interest Income		
Investment securities gains (losses)	-	-
Service charges	10,063	9,862
Insurance commissions	1,012	614
Trust and investment management fee income	568	566
Bank owned life insurance	696	537
Gain on sale of credit card merchant agreements	1,500	-
Other income	532	810
Total Non-Interest Income	14,371	12,389
Non-Interest Expense		
Salaries and employee benefits	9,057	8,632
Occupancy and equipment	1,637	1,599
Depreciation	1,070	1,050
Professional fees	403	395
Postage, delivery, and statement mailings	777	644
Advertising	852	774
Telecommunications	455	476
Bankcard expenses	518	543
Insurance and regulatory	385	388
Office supplies	455	383
Repossessed asset (gains) losses, net of expenses	(14)	4
Loss on early extinguishment of debt	-	282
Other expenses	2,021	2,327
Total Non-Interest Expense	17,616	17,497
Income Before Income Taxes	20,297	19,745
Income tax expense	7,066	6,879
Net Income	$ 13,231	$ 12,866
Basic earnings per share	$ 0.76	$ 0.71
Diluted earnings per share	$ 0.76	$ 0.71
Average Common Shares Outstanding:		

Basic	17,369	18,006
Diluted	17,424	18,067

CITY HOLDING COMPANY AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

(Unaudited) ($ in 000s)

	Three Months Ended	
	March 31, 2007	March 31, 2006
Balance at January 1	$ 305,307	$ 292,141
Cumulative effect of adopting FIN 48	(125)	-
Net income	13,231	12,866
Other comprehensive income:		
Change in unrealized gain on securities available-for-sale	723	(917)
Change in unrealized gain/(loss) on interest rate floors	122	(509)
Cash dividends declared ($0.31/share)	(5,342)	-
Cash dividends declared ($0.28/share)	-	(4,988)
Issuance of stock award shares, net	264	167
Exercise of 5,300 stock options	82	-
Exercise of 26,875 stock options	-	357
Excess tax benefits on stock compensation	-	173
Purchase of 274,300 common shares of treasury	(10,908)	-
Purchase of 300,572 common shares of treasury	-	(10,914)
Balance at March 31	$ 303,354	$ 288,376

CITY HOLDING COMPANY AND SUBSIDIARIES

Condensed Consolidated Quarterly Statements of Income

(Unaudited) ($ in 000s, except per share data)

		Quarter Ended			
	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006
Interest income	$ 39,198	$ 39,925	$ 39,747	$ 39,010	$ 37,441
Taxable equivalent adjustment	230	228	236	246	252
Interest income (FTE)	39,428	40,153	39,983	39,256	37,693
Interest expense	14,756	14,820	14,233	13,085	11,588
Net interest income	24,672	25,333	25,750	26,171	26,105
Provision for loan losses	900	901	1,225	675	1,000
Net interest income after provision					
for loan losses	23,772	24,432	24,525	25,496	25,105
Noninterest income	14,371	13,586	14,766	13,463	12,389
Noninterest expense	17,616	18,099	18,133	17,555	17,497
Income before income taxes	20,527	19,919	21,158	21,404	19,997
Income tax expense	7,066	6,752	7,302	7,397	6,879
Taxable equivalent adjustment	230	228	236	246	252
Net income	$ 13,231	$ 12,939	$ 13,620	$ 13,761	$ 12,866
Basic earnings per share	$ 0.76	$ 0.74	$ 0.78	$ 0.78	$ 0.71
Diluted earnings per share	0.76	0.74	0.77	0.77	0.71
Cash dividends declared per share	0.31	0.28	0.28	0.28	0.28
Average Common Share (000s):					
Outstanding	17,369	17,535	17,557	17,719	18,006
Diluted	17,424	17,601	17,619	17,772	18,067
Net Interest Margin	4.41%	4.43%	4.51%	4.58%	4.71%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

				Quarter Ended		
		March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006
Non-Interest Income:						
Service charges	$	10,063 $	10,962 $	10,833 $	10,903 $	9,862
Insurance commissions		1,012	675	526	521	614
Trust and investment management fee income		568	498	572	504	566
Bank owned life insurance		696	576	561	678	537
Other income		532	803	778	857	810
Subtotal		12,871	13,514	13,270	13,463	12,389
Investment security gains		-	72	(2,067)	-	-
Gain on sale of credit card merchant agreements		1,500	-	3,563	-	-
Total Non-Interest Income	$	14,371 $	13,586 $	14,766 $	13,463 $	12,389
Non-Interest Expense:						
Salaries and employee benefits	$	9,057 $	8,354 $	8,733 $	8,764 $	8,632
Occupancy and equipment		1,637	1,655	1,602	1,624	1,599
Depreciation		1,070	1,037	1,061	1,071	1,050
Professional fees		403	415	379	571	395
Postage, delivery, and statement mailings		777	735	765	689	644
Advertising		852	876	810	755	774
Telecommunications		455	549	498	525	476
Bankcard expenses		518	478	485	458	543
Insurance and regulatory		385	375	384	381	388
Office supplies		455	408	417	372	383
Repossessed asset (gains) losses, net of expenses		(14)	6	20	(129)	4
Loss on early extinguishment of debt		-	708	379	-	282
Other expenses		2,021	2,503	2,600	2,474	2,327
Total Non-Interest Expense	$	17,616 $	18,099 $	18,133 $	17,555 $	17,497
Employees (Full Time Equivalent)		791	779	767	779	764
Branch Locations		68	67	67	67	66

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

		March 31 2007		December 31 2006
Assets		*(Unaudited)*		
Cash and due from banks	$	53,011	$	58,014
Interest-bearing deposits in depository institutions		6,041		27,434
Federal funds sold		20,000		25,000
Cash and cash equivalents		79,052		110,448
Investment securities available-for-sale, at fair value		540,261		472,398
Investment securities held-to-maturity, at amortized cost		46,396		47,500
Total investment securities		586,657		519,898
Gross Loans		1,691,748		1,677,469
Allowance for loan losses		(16,082)		(15,405)
Net loans		1,675,666		1,662,064
Bank owned life insurance		55,687		55,195
Premises and equipment		45,190		44,689
Accrued interest receivable		12,371		12,337
Net deferred tax assets		23,551		23,652
Intangible assets		58,681		58,857
Other assets		22,157		20,667
Total Assets	$	2,559,012	$	2,507,807
Liabilities				
Deposits:				
Noninterest-bearing	$	338,332	$	321,038
Interest-bearing:				
Demand deposits		435,069		422,925
Savings deposits		343,366		321,075
Time deposits		922,384		920,179
Total deposits		2,039,151		1,985,217
Short-term borrowings		156,062		136,570
Long-term debt		21,940		48,069
Other liabilities		38,505		32,644
Total Liabilities		2,255,658		2,202,500
Stockholders' Equity				
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued		-		-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;				
18,499,282 shares issued at March 31, 2007 and December 31, 2006				
less 1,278,095 and 1,009,095 shares in treasury, respectively		46,249		46,249
Capital surplus		103,938		104,043
Retained earnings		201,977		194,213
Cost of common stock in treasury		(44,126)		(33,669)
Accumulated other comprehensive (loss) income:				
Unrealized loss on securities available-for-sale		(1,926)		(2,649)
Unrealized loss on derivative instruments		(88)		(210)
Underfunded pension liability		(2,670)		(2,670)
Total Accumulated Other Comprehensive (Loss) Income		(4,684)		(5,529)
Total Stockholders' Equity		303,354		305,307
Total Liabilities and Stockholders' Equity	$	2,559,012	$	2,507,807

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	March 31 2007	Dec 31 2006	Sept 30 2006	June 30 2006	March 31 2006
Residential real estate	$ 596,412 $	598,502 $	604,867 $	601,097 $	595,093
Home equity	324,653	321,708	318,666	313,301	304,559
Commercial, financial, and agriculture	713,183	698,719	713,933	668,581	643,269
Installment loans to individuals	44,756	42,943	41,215	42,307	54,287
Previously securitized loans	12,744	15,597	18,520	22,253	25,918
Gross Loans	$ 1,691,748 $	1,677,469 $	1,697,201 $	1,647,539 $	1,623,126

CITY HOLDING COMPANY AND SUBSIDIARIES
Previously Securitized Loans
(Unaudited) ($ in millions)

Year Ended:	December 31 Balance (a)	Annualized Interest Income (a)	Effective Annualized Yield (a)
2006 $	15.6 $	9.4	42%
2007	10.0	6.2	50%
2008	7.7	4.6	51%
2009	6.6	3.8	51%
2010	5.7	3.3	51%

(a) - 2006 amounts are based on actual results. 2007 amounts are based on actual results through 3/31/07 and estimated amounts for the remainder of the year. 2008, 2009, and 2010 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES

Consolidated Average Balance Sheets, Yields, and Rates

(Unaudited) ($ in 000s)

	Three Months Ended March 31,					
	2007			**2006**		
	Average Balance	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Loan portfolio:						
Residential real estate	$ 594,504	$ 8,854	6.04%	$ 593,131	$ 8,380	5.73%
Home equity	322,647	6,242	7.85%	302,265	5,594	7.51%
Commercial, financial, and agriculture	716,517	13,343	7.55%	635,249	11,293	7.21%
Installment loans to individuals	42,903	1,269	12.00%	56,546	1,593	11.43%
Previously securitized loans	14,375	1,756	49.54%	28,051	2,704	39.09%
Total loans	1,690,946	31,464	7.55%	1,615,242	29,564	7.42%
Securities:						
Taxable	505,585	6,933	5.56%	574,195	7,260	5.13%
Tax-exempt	40,413	658	6.60%	44,303	719	6.58%
Total securities	545,998	7,591	5.64%	618,498	7,979	5.23%
Deposits in depository institutions	13,033	117	3.64%	14,888	150	4.09%
Federal funds sold	19,533	256	5.32%	-	-	0.00%
Total interest-earning assets	2,269,510	39,428	7.05%	2,248,628	37,693	6.80%
Cash and due from banks	50,129			53,252		
Bank premises and equipment	44,968			42,529		
Other assets	169,046			168,035		
Less: Allowance for loan losses	(15,636)			(16,851)		
Total assets	$ 2,518,017			$ 2,495,593		
Liabilities:						
Interest-bearing demand deposits	430,201	1,332	1.26%	444,126	1,259	1.15%
Savings deposits	330,023	1,307	1.61%	306,314	732	0.97%
Time deposits	921,937	10,074	4.43%	830,866	7,210	3.52%
Short-term borrowings	146,455	1,512	4.19%	151,728	1,127	3.01%
Long-term debt	32,434	532	6.65%	95,296	1,260	5.36%
Total interest-bearing liabilities	1,861,050	14,757	3.22%	1,828,330	11,588	2.57%
Noninterest-bearing demand deposits	316,716			342,482		
Other liabilities	31,234			28,564		
Stockholders' equity	309,017			296,217		
Total liabilities and stockholders' equity	$ 2,518,017			$ 2,495,593		
Net interest income		$ 24,671			$ 26,105	
Net yield on earning assets			4.41%			4.71%

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

		March 31 2007 (a)	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006
Tier I Capital:						
Stockholders' equity	$	303,354 $	305,307 $	298,327 $	284,120 $	288,376
Goodwill and other intangibles		(58,681)	(58,857)	(59,038)	(59,219)	(59,378)
Accumulated other comprehensive income		2,014	2,859	4,109	9,762	6,265
Qualifying trust preferred stock		16,000	16,000	22,000	25,500	25,500
Excess deferred tax assets		-	-	-	(4,079)	(2,254)
Total tier I capital	$	262,687 $	265,309 $	265,398 $	256,084 $	258,509
Total Risk-Based Capital:						
Tier I capital	$	262,687 $	265,309 $	265,398 $	256,084 $	258,509
Qualifying allowance for loan losses		16,082	15,405	15,557	15,268	16,818
Total risk-based capital	$	278,769 $	280,714 $	280,955 $	271,352 $	275,327
Net risk-weighted assets	$	1,715,664 $	1,734,214 $	1,770,458 $	1,757,720 $	1,743,243
Ratios:						
Average stockholders' equity to average assets		12.27%	12.14%	11.67%	11.51%	11.87%
Tangible capital ratio		9.79%	10.06%	9.69%	9.13%	9.24%
Risk-based capital ratios:						
Tier I capital		15.31%	15.30%	14.99%	14.58%	14.83%
Total risk-based capital		16.25%	16.19%	15.87%	15.45%	15.80%
Leverage capital		10.68%	10.79%	10.81%	10.34%	10.62%

(a) March 31, 2007 risk-based capital ratios are estimated.

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

		As of and for the Quarter Ended				
		March 31 2007	Dec 31. 2006	Sept. 30 2006	June 30 2006	March 31 2006
Intangibles, net	$	58,681 $	58,857 $	59,038 $	59,219 $	59,378
Intangibles amortization expense		176	181	181	181	181

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

			Quarter Ended		
	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006
Balance at beginning of period	$ 15,405	$ 15,557	$ 15,268	$ 16,818	$ 16,790
Reduction of allowance for loans sold	-	-	-	(1,368)	-
Charge-offs:					
Commercial, financial, and agricultural	35	844	207	43	185
Real estate-mortgage	111	230	177	232	296
Installment loans to individuals	84	126	165	239	368
Overdraft deposit accounts	860	892	1,018	955	958
Total charge-offs	1,090	2,092	1,567	1,469	1,807
Recoveries:					
Commercial, financial, and agricultural	148	101	44	33	32
Real estate-mortgage	15	350	64	56	105
Installment loans to individuals	132	118	131	151	198
Overdraft deposit accounts	573	470	392	372	500
Total recoveries	868	1,039	631	612	835
Net charge-offs	222	1,053	936	857	972
Provision for loan losses	900	901	1,225	675	1,000
Balance at end of period	$ 16,083	$ 15,405	$ 15,557	$ 15,268	$ 16,818
Loans outstanding	$ 1,691,748	$ 1,677,469	$ 1,697,201	$ 1,647,539	$ 1,623,126
Average loans outstanding	1,690,946	1,689,846	1,662,929	1,630,454	1,615,242
Allowance as a percent of loans outstanding	0.95%	0.92%	0.92%	0.93%	1.04%
Allowance as a percent of non-performing loans	235.75%	384.93%	408.43%	408.02%	503.53%
Net charge-offs (annualized) as a percent of average loans outstanding	0.05%	0.25%	0.23%	0.21%	0.24%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding	(0.02)%	0.15%	0.07%	0.07%	0.13%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	March 31 2007	Dec. 31 2006	Sept. 30 2006	June 30 2006	March 31 2006
Nonaccrual loans	$ 6,714	$ 3,319	$ 3,359	$ 3,046	$ 2,743
Accruing loans past due 90 days or more	108	635	328	573	512
Previously securitized loans past due 90 days or more	-	48	122	123	85
Total non-performing loans	6,822	4,002	3,809	3,742	3,340
Other real estate owned, excluding property associated					
with previously securitized loans	290	161	499	294	403
Other real estate owned associated with previously					
securitized loans	252	20	20	92	306
Other real estate owned	542	181	519	386	709
Total non-performing assets	$ 7,364	$ 4,183	$ 4,328	$ 4,128	$ 4,049
Non-performing assets as a percent of loans and					
other real estate owned	0.44%	0.25%	0.25%	0.25%	0.25%